WAL★MART
MEXICO

02 MAR 14 AM 8:30

FILE N°
82-4609

PROCESSED
MAR 29 2002
THOMSON
FINANCIAL

SUPPL

02015917

March 11, 2002

Mr. Paul Dudek, Chief
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington , D.C. 20549
U.S.A.

Re: <u>Information pursuant to Ruling 12g3-2 (b) Exemption</u>

Ladies and Gentlemen:

In order to continue being exempt from the requirements of Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed you will find the press release for October, November, December 2001, January and February 2002 of Wal-Mart de Mexico, S.A. de C.V., which were published and delivered to the Mexican Stock Exchange.

Kindly acknowledge receipt of this letter as well as what is attached by stamping and returning the enclosed copy of this letter or by a fax message to the following number : 011-52-55-5328-3557.

Sincerely,

Jorge Muñoz López
Accounting Director

dlw 3/20

The above-mentioned material is enclosed.

ADMINISTRATIVE OFFICES:

- CHIMALPOPOCA N° 65 1ER. PISO COL. OBRERA DEL. CUAUHTEMOC C.P. 06800 Tel. 5628-60-00
- NEXTENGO N° 78 COL. STA. CRUZ ACAYUCAN DEL. AZCAPOTZALCO C.P. 02770 Tel. 5328-35-00
- BLVD. AVILA CAMACHO # 647 COL. PERIODISTAS, DELEGACION MIGUEL HIDALGO, C.P. 11220 Tel. 5395-10-88

WAL*MART
MEXICO

FILE N°
82-4609

FREE TRANSLATION, NOT TO THE LETTER

PRESS RELEASE

For immediate release:
Mexico City, November 9, 2001

Wal-Mart de Mexico, S.A de C.V. (WALMEX) announces to its shareholders as well as to the public in general that during the month of October 2001, sales were $6,980 million pesos, an amount that represents a 11.7% increase over the same month of the previous year, once the period's inflation is accounted for. Comparable stores sales during the month, meaning all those units that have been in operation for over a year, registered an increase in real terms of 3.7%, compared to the same month of 2000.

SALES GROWTH 2001 (%):

	JAN	FEB	MAR	APR	MAY	JUN	JUL	AUG	SEP	OCT	JAN-OCT
Total Stores	13.9	12.4	18.3	13.9	15.5	15.7	12.4	13.4	17.0	11.7	14.4
Comp Stores	5.2	2.8	8.9	4.6	6.0	5.9	3.2	5.3	8.9	3.7	5.5

Openings during the month of October

1 Sam's Club In Mexico City
1 Bodega Aurrera in Queretaro, Queretaro
1 Bodega Aurrera in Irapuato, Guanajuato
2 Restaurants in Mexico City
1 Restaurant in Villahermosa, Tabasco
1 Restaurant in Zacatecas, Zacatecas

Additionally, during November we have opened two Sam's Clubs, one in Oaxaca, Oaxaca and the other in Los Mochis, Sinaloa

Company Description:

Wal-Mart de Mexico (WALMEX) is a Retail Sector company and its shares have been traded on the Mexican Stock Exchange since 1977. Nation-wide, Wal-Mart de Mexico operates 530 retail units, which include self-service stores, apparel department stores and restaurants distributed as shown:

SELF-SERVICE STORES: 245 UNITS

44	Sam's Club Units
59	Wal*Mart Supercenters
100	Bodega Aurrera Stores
42	Superama Supermarkets

APPAREL DEPARTMENT STORES: 50 UNITS

RESTAURANTS: 235 UNITS, including 16 franchises

Web Pages:

www.walmartmexico.com.mx
www.sams.com.mx
www.superama.com.mx
www.suburbia.com.mx
www.vips.com.mx
www.tarjetawalmart.com.mx

WAL*MART
MEXICO

FILE N°
82-4609

FREE TRANSLATION, NOT TO THE LETTER

PRESS RELEASE

For immediate release:
Mexico City, December 10, 2001

Wal-Mart de Mexico, S.A de C.V. (WALMEX) announces to its shareholders as well as to the public in general that during the month of November 2001, sales were $7,713 million pesos, an amount that represents a 15.9% increase over the same month of the previous year, once the period's inflation is accounted for. Comparable stores sales during the month, meaning all those units that have been in operation for over a year, registered an increase in real terms of 6.1%, compared to the same month of 2000.

SALES GROWTH 2001 (%):

	JAN	FEB	MAR	APR	MAY	JUN	JUL	AUG	SEP	OCT	NOV	JAN-NOV
Total Stores	13.9	12.4	18.3	13.9	15.5	15.7	12.4	13.4	17.0	11.7	15.9	14.5
Comp Stores	5.2	2.8	8.9	4.6	6.0	5.9	3.2	5.3	8.9	3.7	6.1	5.5

Openings during the month of November

1 Sam's Club in Oaxaca, Oaxaca
1 Sam's Club in Los Mochis, Sinaloa
1 Sam's Club in Ciudad Obregon, Sonora
1 Wal-Mart Supercenter in Mexico City
1 Wal-Mart Supercenter in Los Mochis, Sinaloa
1 Wal-Mart Supercenter in Zacatecas, Zacatecas
1 Wal-Mart Supercenter in Torreon, Coahuila
1 Bodega Aurrera in Tuxtla Gutierrez, Chiapas
1 Bodega Aurrera in Mexico City
1 Bodega Aurrera in Puebla, Puebla
1 Superama in Puebla, Puebla
1 Superama in Cuernavaca, Morelos
1 Suburbia in Mexico City
5 Restaurants in Mexico City

Additionally, during December we have opened one Sam's Club in Zacatecas, Zacatecas, two Bodegas Aurrera, one in Fresnillo, Zacatecas and the other one in Tapachula, Chiapas, and one restaurant in Mexico City.

Company Description:

Wal-Mart de Mexico (WALMEX) is a Retail Sector company and its shares have been traded on the Mexican Stock Exchange since 1977. Nation-wide, Wal-Mart de Mexico operates 549 retail units, which include self-service stores, apparel department stores and restaurants distributed as shown:

SELF-SERVICE STORES: 257 UNITS

46	Sam's Club Units
62	Wal*Mart Supercenters
105	Bodega Aurrera Stores
44	Superama Supermarkets

APPAREL DEPARTMENT STORES: 51 UNITS

RESTAURANTS: 241 UNITS, including 16 franchises

Web Pages:

www.walmartmexico.com.mx
www.sams.com.mx
www.superama.com.mx
www.suburbia.com.mx
www.vips.com.mx
www.tarjetawalmart.com.mx

WAL*MART
MEXICO

FILE N°
82-4609

FREE TRANSLATION, NOT TO THE LETTER

WAL-MART DE MEXICO REPORTS RECORD SALES

For immediate release:
Mexico City, January 10, 2002

Wal-Mart de Mexico, S.A de C.V. (WALMEX) announces to its shareholders as well as to the public in general that during the year 2001 the Company achieved record sales. For the year 2001, sales were $88,541 million pesos, an amount that represents a 14.7% increase over the previous year, once the period's inflation is accounted for. Comparable stores sales during the year, meaning all those units that have been in operation for over a year, registered an increase in real terms of 5.7%, compared to the year 2000.

For the month of December 2001, sales were $13,198 million pesos, an amount that represents a 15.5% real increase over the same month of the previous year. Comparable stores sales during the month, registered an increase in real terms of 6.4%, compared to the same month of 2000. It is important to point out that the Company has reported same store sales growth for 19 consecutive months.

SALES GROWTH 2001 (%):

	JAN	FEB	MAR	APR	MAY	JUN	JUL	AUG	SEP	OCT	NOV	DEC	JAN-DEC
Total Stores	13.9	12.4	18.3	13.9	15.5	15.7	12.4	13.4	17.0	11.7	15.9	15.5	14.7
Comp Stores	5.2	2.8	8.9	4.6	6.0	5.9	3.2	5.3	8.9	3.7	6.1	6.4	5.7

Openings during the month of December

1 Sam's Club in Zacatecas, Zacatecas
1 Bodega Aurrera in Fresnillo, Zacatecas
1 Bodega Aurrera in Tapachula, Chiapas
1 Restaurant in Mexico City
1 Restaurant iin Toluca, Estado de Mexico

Openings during 2001:

FORMAT	**# OF UNITS**
Sam's Club	8
Wal-Mart Supercenter	6
Bodega Aurrera	15
Superama	4
Suburbia	2
Restaurants	26
TOTAL	***61***
Increase in installed capacity:	
Sales floor	13%
Seats	12%

Company Description:

Wal-Mart de Mexico (WALMEX) is a Retail Sector company and its shares have been traded on the Mexican Stock Exchange since 1977. Nation-wide, Wal-Mart de Mexico operates 550 retail units, which include self-service stores, apparel department stores and restaurants distributed as shown:

SELF-SERVICE STORES: 257 UNITS

46	Sam's Club Units
62	Wal*Mart Supercenters
105	Bodega Aurrera Stores
44	Superama Supermarkets

APPAREL DEPARTMENT STORES: 51 UNITS

RESTAURANTS: 242 UNITS, including 16 franchises

Web Pages:

www.walmartmexico.com.mx
www.sams.com.mx
www.superama.com.mx
www.suburbia.com.mx
www.vips.com.mx
www.tarjetawalmart.com.mx

WAL*MART
MEXICO

FILE N°
82-4609

FREE TRANSLATION, NOT TO THE LETTER

WAL-MART DE MEXICO REPORTS JANUARY 2002 SALES

For immediate release:
Mexico City, February 8, 2002

Wal-Mart de Mexico, S.A de C.V. (WALMEX) announces to its shareholders as well as to the public in general that during the month of January 2002, sales were $8,063 million pesos, an amount that represents a 14% increase over the same month of the previous year, once the period's inflation is accounted for. Comparable stores sales during the month, meaning all those units that have been in operation for over a year, registered an increase in real terms of 5.7%, compared to the same month of 2001.

Considering the four week period from January 5 to February 1, 2002, that compares with the four week period ending February 2, 2001, total sales registered an increase in real terms of 17.7%. Comparable stores sales during the period, registered an increase in real terms of 9.1%

Openings during the month of January:

1 Bodega in Morelia, Michoacan

Additionally, today we opened two Wal-Mart Supercenter stores in Monterrey, Nuevo Leon.

Company Description:

Wal-Mart de Mexico (WALMEX) is a Retail Sector company and its shares have been traded on the Mexican Stock Exchange since 1977. Nation-wide, Wal-Mart de Mexico operates 553 retail units, which include self-service stores, apparel department stores and restaurants distributed as shown:

SELF-SERVICE STORES: 260 UNITS

46	Sam's Club
64	Wal*Mart Supercenters
106	Bodega Stores
44	Superama Supermarkets

APPAREL DEPARTMENT STORES: 51 UNITS

RESTAURANTS: 242 UNITS, including 16 franchises

Web Pages:

www.walmartmexico.com.mx
www.sams.com.mx
www.superama.com.mx
www.suburbia.com.mx
www.vips.com.mx
www.tarjetawalmart.com.mx

WAL*MART
MEXICO

FREE TRANSLATION, NOT TO THE LETTER

WAL-MART DE MEXICO REPORTS FEBRUARY 2002 SALES

For immediate release:
Mexico City, March 7, 2002

Wal-Mart de Mexico, S.A de C.V. (WALMEX) announces to its shareholders as well as to the public in general that during the month of February 2002, sales were $6,904 million pesos, an amount that represents $949 million pesos more than the sales registered the previews year and a 15.9% increase over the same month of the previous year, once the period's inflation is accounted for. Comparable stores sales during the month, meaning all those units that have been in operation for over a year, registered an increase in real terms of 6.5%, compared to the same month of 2001.

	February		January - February	
	2002	2001	2002	2001
Total sales growth (%)	15.9	12.4	14.9	13.2
Comparable sales growth (%)	6.5	2.8	6.1	4.1

Considering the four week period from February 2 to March 1, 2002, that compares with the four week period ending March 2, 2001, as well as the eight week period form January 5 to March 1, 2002 and that compare with the eight week period that ended March 2, 2001, sales were as follows:

	4 weeks		8 weeks	
	2002	2001	2002	2001
Total sales growth (%)	15.7	15.5	16.7	15.6
Comparable sales growth (%)	6.3	5.7	7.7	6.1

Openings during the month of February:
2 Wal-Mart Supercenters in Monterrey, Nuevo Leon
1 Bodega in Tecamac, Estado de Mexico
1 Restaurant in Guadalajara, Jalisco

Company Description:
Wal-Mart de Mexico (WALMEX) is a Retail Sector company and its shares have been traded on the Mexican Stock Exchange since 1977. Nation-wide, Wal-Mart de Mexico operates 555 retail units, which include self-service stores, apparel department stores and restaurants distributed as shown:

SELF-SERVICE STORES: 261 UNITS

46	Sam's Club
64	Wal*Mart Supercenters
107	Bodega Stores
44	Superama Supermarkets

APPAREL DEPARTMENT STORES: 51 UNITS

RESTAURANTS: 243 UNITS, including 16 franchises

Web Pages:
www.walmartmexico.com.mx
www.sams.com.mx
www.superama.com.mx
www.suburbia.com.mx
www.vips.com.mx
www.tarjetawalmart.com.mx